Exhibit 8.1
FORM OF TAX OPINION
February __, 2011

Community Bank System, Inc.
5790 Widewaters Parkway
Dewitt, New York 13214

The Wilber Corporation
245 Main Street
Oneonta, New York 13820

Gentlemen and Ladies:

We have acted as counsel to The Wilber Corporation, a corporation organized and existing under the Business Corporation Law of the State of New York (hereinafter “Wilber”) in connection with its planned merger with and into (hereinafter, the “Merger”) Community Bank System, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter “Community Bank”), pursuant to a certain Agreement and Plan of Merger (hereinafter the “Agreement”) dated as of October 22, 2010, as between Wilber and Community Bank as described in the proxy statement and other proxy solicitation materials of Community Bank, which is part of the registration Statement on Form S-4 filed by Community Bank on February __, 2011 (hereinafter the “Registration Statement”) in connection with the Merger.

We are requested by Wilber to deliver this opinion to both Community Bank and Wilber in connection with the Merger.

Items Reviewed and Assumptions.

In connection with rendering this opinion we have reviewed the Agreement, the other documents related to the Merger, the relevant sections of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, revenue rulings, relevant case law and such other materials as we have deemed relevant.  This opinion explicitly assumes and is conditioned upon the Merger taking place as described in the Agreement.

Qualifications and Limitations.

A.
No opinion is expressed herein, nor may any opinion be inferred herefrom, as to the legal standing or organizational status of any party to the Agreement, the fairness or reasonability of the transaction contemplated by the Agreement, the accuracy or completeness of facts represented both within and without the Agreement, or the enforceability of the Agreement.

B.	Our opinion is limited to federal laws of the United States. We give no opinion as to treatment of the transactions under any other applicable law.

C.	Our opinion is limited to the opinion expressly set forth in this letter, and no opinion is implied or may be inferred beyond the opinion expressly set forth in this letter.

D.	We have not examined, nor do we opine to, the ability of the parties to meet their obligations with respect to the Merger.

E.
This opinion letter is furnished to you in connection with the Merger, as described in the Agreement and the Registration Statement.  This opinion may be filed as an exhibit to the Registration Statement, as may be amended or supplemented or any other public filing required by law and references may be made to our firm name in the Registration statement or such other public filings.  Except as otherwise provided within this Paragraph E, this opinion shall not to be used or circulated without our prior written consent.

F.
This opinion is valid only as of the date of this letter and, except for the update of this opinion to be given as of the closing date for the Merger, we are under no obligation, and do not undertake, to advise any person or entity either of any change of law or fact that occurs, or any fact that comes to our attention, after the date of this opinion letter, even though such change or such fact may affect the legal analysis or the legal conclusion in this opinion letter.

G.
This opinion letter is delivered in connection with the Merger pursuant to the terms of the Agreement and may be relied upon only by those persons to whom it is addressed in connection with the Merger being consummated pursuant to the terms of the Agreement and may not be relied upon for any other purpose.  This opinion letter may not be relied upon by or furnished to, in whole or in part, any person or entity other than the persons to whom it is addressed.  Except as provided herein, this opinion letter may not be quoted, published, or disseminated by any person or entity.

Opinion.

Based upon the foregoing, but subject to the assumptions, qualifications and limitations set forth in this opinion, we are of the opinion that:

1.
The Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code, and, in accordance with Section 354(a)(1) of the Code, neither Wilber nor Community Bank will have to recognize gain or loss for federal income tax purposes as a result of the Merger.

2.
A Wilber shareholder will not recognize gain or loss if such shareholder receives only shares of Community Bank common stock in the Merger in exchange for such shareholder’s Wilber common stock, but gain or loss will be recognized by such shareholder with respect to cash received in lieu of fractional shares.

3.
A Wilber shareholder will recognize gain or loss, if such shareholder receives only cash in the Merger in exchange for such shareholder’s Wilber common stock.  The gain or loss will equal the difference between the cash received by such shareholder and such shareholder’s adjusted basis in such shareholder’s Wilber common stock.

4.
A Wilber shareholder will recognize gain, but not loss, if such shareholder receives Community Bank common stock and cash in exchange for such shareholder’s Wilber common stock.  The gain will equal the lesser of the amount of (i) the difference between the fair market value of the Community Bank common stock and cash received and the and the Wilber shareholder’s adjusted basis in such Wilber shareholder’s Wilber common stock or (ii) the amount of cash received by such Wilber shareholder.

5.
A Wilber shareholder’s tax basis in the Community Bank common stock received in the Merger will be the same as the tax basis of the shares of Wilber common stock exchanged in the Merger, decreased by the amount of any cash received in the Merger and any tax basis allocable to fractional shares, if any, of Community Bank common stock for which cash is received, and increased by the amount of gain recognized by Wilber shareholder with respect to any cash received (except cash received on account of fractional shares); and

6.
A Wilber shareholder’s holding period in the Community Bank common stock issued in the Merger will include the period during which the Wilber shareholder held the Wilber common stock exchanged in the Merger, provided that such shareholder held the Wilber common stock as capital assets at the effective time and date of the Merger.

Very truly yours,

HINMAN, HOWARD KATTELL, LLP